SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                              (Amendment No. 2)(1)


         CORNERSTONE INTERNET SOLUTIONS CO. (FORMERLY ENTERACTIVE, INC.)
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                    293636106
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                                 (CUSIP Number)

                            Copy to:      Stephen A. Cohen, Esq.
Eli Oxenhorn                              Morrison Cohen Singer & Weinstein, LLP
56 The Intervale                          750 Lexington Avenue
Roslyn Estates, New York 11576            New York, New York 10022
Telephone (516) 625-7005                  Telephone (212) 735-8600

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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                September 3, 1998
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              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                        (Continued on following page(s))

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        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP
No.   293636106                       13D
================================================================================
 1      Name of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (Entities Only)
                                  Eli Oxenhorn

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 2      Check the Appropriate Box if a Member of a Group*               (a) |_|

                                                                        (b) |_|
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 3      SEC Use Only

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 4      Source of Funds*          PF

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 5      Check Box if Disclosure of Legal Proceedings is Required            |_|
        Pursuant to Item 2(d) or 2(e)

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 6      Citizenship or Place of Organization                       United States

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                  7      Sole Voting Power
    Number of                450,500 shares                              3.8%
     Shares       --------------------------------------------------------------
  Beneficially    8      Shared Voting Power
    Owned By                 400,000 shares                              3.3%
      Each        --------------------------------------------------------------
    Reporting     9      Sole Dispositive Power
     Person                  450,500 shares                              3.8%
      With        --------------------------------------------------------------
                  10     Shared Dispositive Power
                             400,000 shares                              3.3%
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11      Aggregate Amount Beneficially Owned By Each Reporting Person
                                      850,500 shares

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12      Check Box if the Aggregate Amount in Row (11) excludes Certain
        Shares*                                                              |_|

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13      Percent of Class Represented by Amount in Row (11)
                                                                         7.0%

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14      Type of Reporting Person*
                                                    IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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

      This statement, dated September 3, 1998, constitutes Amendment No. 2 to the Schedule 13D, dated June 17, 1997, regarding the reporting person's ownership of certain securities of Cornerstone Internet Solutions Co. (formerly, Enteractive, Inc.) (the "Issuer").

      Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

      This Amendment No. 2 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended. It shall refer only to information which has materially changed since the filing of the Schedule.


ITEM 1.        Security and Issuer

        (f)    Cornerstone Internet Solutions Co.  (CNRS)
               584 Broadway
               Suite 509
               New York, New York 10012

ITEM 2.        Source and Amounts of Funds or Other Consideration

               The reporting person obtained funds for the purchase of the securities from his personal funds.

               The amount of funds used in making the purchases of the additional shares of Common Stock are set forth below:

                      Name                         Amount of Consideration
                      ----                         -----------------------

                      Eli Oxenhorn                          $257,813

ITEM 3.        Purpose of Transaction

               The reporting person acquired his securities for purposes of investment. The reporting person does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.        Interests in Securities of the Issuer.

               (a) The following list sets forth the aggregate number and percentage (based on an aggregate of 11,574,895 shares of Common Stock outstanding, as of August 31, 1998 as reported by the Issuer to the reporting person) of outstanding shares of Common Stock owned beneficially by the reporting person named in Item 2, as of September 3, 1998:

                              Shares of              Percentage of Shares
                            Common Stock                of Common Stock
Name                     Beneficially Owned           Beneficially Owned
----                     ------------------           ------------------

Eli Oxenhorn                  850,500(1)                        7.0%

               (b) Eli Oxenhorn has sole power to vote and to dispose of 450,500 shares of Common Stock (including 200,500 shares issuable upon the exercise of the Non-Qualified Option, the Option and the

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        (1) The reporting person disclaims beneficial ownership of these securities, except to the extent of his equity interest therein.

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

1994 Warrants, and 50,000 shares held by the Eli Oxenhorn Rollover IRA), representing approximately 3.8% of the outstanding Common Stock. By virtue of being a general partner of Revwood, Eli Oxenhorn may be deemed to have shared power to vote and to dispose of 400,000 shares of Common Stock (representing 400,000 shares issuable upon the exercise of the Revwood Option), representing approximately 3.3% of the outstanding Common Stock.

               (c) The following is a description of all transactions in the shares of Common Stock of the Issuer by the person identified in Item 2 of this
Schedule 13D effected from June 17, 1998 through September 3, 1998, inclusive.

                On June 17, 1998, Eli Oxenhorn purchased 200,000 shares of the Common Stock of the Issuer in a private placement, at a purchase price of $1.00 per share.

               On September 3, 1998, the Eli Oxenhorn Rollover IRA purchased 50,000 shares of the Common Stock of the Issuer in the over-the-counter market, at a purchase price of $1.156 per share.

               (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

               (e) Not applicable.


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

                                    Signature

               After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date:   September 11, 1998
                                                  Eli Oxenhorn
                                             ---------------------------
                                                  Eli Oxenhorn



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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